Edward Farley • 3rd

Co-Founder of SLRRRP & Bali | Investments & Startups

Los Angeles, California

InMail ···

SLRRRP

See contact info

500+ connections

Experience

Co-Founder

SLRRRP

Dec 2016 – Present • 1 yr 5 mos

Greater Los Angeles Area

SLRRRP is an alcohol-innovations brand that focuses on the Ready-To-Drink market. SLRRRP's flagship product is a vodka shot with a proprietary, vegetarian-friendly, gelatin blend that is an easy all-in-one shot that is both convenient and delicious. The company urges all adult consumers to sell, serve and enjoy SLRRRP shots responsibly.

For more information visit www.slrrrp.com.
Follow us on Facebook and Instagram: @SLRRRP.

Media (1)

SLRRRP

Bali-juice

Co-Founder

Bali-juice

May 2017 – Present • 1 yr

Solana Beach

Bali is a brand of 100% pure mangosteen fruit juice. Based in California, the founding team has spent two years developing the first retail-ready mangosteen juice.

Mangosteen is a rare super fruit that comes primarily from South East Asia. It is one of the few fruits to contain Xanthones (a powerful anti-oxidant) and there are many beliefs of the health and healing benefits that date back centuries.

Website: http://bali-juice.com

RangeMe: https://range.me/[illegible]

FH Capital

Head of Investment Relations
FH Capital
Dec 2014 – Dec 2016 • 2 yrs 1 mo

FH Capital provides a range of advisory, joint venture and investment services to corporate, private equity, and family office clients focussed on investing in frontier and emerging markets

Private Family Office

Investment Sourcing Associate
Private Family Office
Jun 2011 – Dec 2014 • 3 yrs 7 mos
Various

Sourcing investments in the alternative space for family offices between Asia, ME and Europe.

Melbury Capital

Intern
Melbury Capital
Jan 2011 – May 2011 • 5 mos

Melbury Capital seeks to achieve superior returns through tailored, market specific investment strategies. Its vehicles are private, limited to a small number of invited UHNWI and family offices.

The company is able to efficiently navigate and mitigate risks traditionally associated with investing in Foreign Markets by leveraging formidable relationships in the target country and with the use of strong, local and dedicated management teams.

Skills & Endorsements

Emerging Markets · 4

Endorsed by **Rebecca Meijlink, who is highly skilled at this**

Investments · 3

Amira J. Fickewirth and 2 connections have given endorsements for this skill

Entrepreneurship · 3

Amira J. Fickewirth and 2 connections have given endorsements for this skill